

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Ireneusz Antoni Nawrot, President
Indigo International, Corp.
68A Nowe Tloki Street
Wolsztyn, Poland, 64-200

RE: **Indigo International, Corp.**
Amendment No. 1 to the Registration Statement on Form S-1
Filed January 26, 2011
File No. 333-171423

Dear Mr. Nawrot:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 5

1. We reissue comment two from our letter dated January 20, 2011. Please reconcile the number of shares outstanding, as disclosed on page 6, with the disclosure on page 17. The disclosure on page six only refers to the 1,510,000 shares to be sold by selling shareholders in this offering. The disclosure on page 17 refers to 4,510,000 shares of common stock outstanding.

Risk Factors

2. It is not clear why your prior risk factor "Because our sole director has an interest in a company involved in the same industry…" was removed. Please add back the risk factor and related disclosure or explain why you believe it is no longer a risk.

Description of Business

Agreement, page 24

3. We reissue comment 11 from our letter dated January 20, 2011. Please expand the disclosure in this section to name the other businesses that Mr. Nawrot is involved with and specifically identify Mr. Nawrot's other business interests referred to in the risk factor that was removed. Also, please provide a more detailed discussion of the potential conflicts of interest, and how Mr. Nawrot will address conflicts in the future.

Biographical Information, page 31

4. We note your response to comment 16 from our letter dated January 20, 2011. Please add disclosure to clarify whether Mr. Nawrot, directly or indirectly, provides or has provided, consulting to mushroom growers.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, staff accountant at (202) 551-3341 or David Walz, accounting reviewer at (202) 551-3358 if you have questions regarding the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director

cc: via fax to Faiyaz Dean, Esq.
           (206) 493-2777